Exhibit 99.1

Alimentation Couche-Tard Inc. and The Pantry, Inc. Announce Definitive Merger Agreement

Strengthening Couche-Tard’s Position in Attractive Southeastern and Gulf Coast United States

Laval, Québec, Canada and Cary, NC – December 18, 2014 – Alimentation Couche-Tard Inc. (TSX: ATD.A ATD.B), (“Couche-Tard”), and The Pantry, Inc. (NASDAQ: PTRY), today announced a definitive merger agreement under which Couche-Tard will acquire The Pantry in an all-cash transaction valued at US $36.75 per share, with a total enterprise value of approximately US $1.7 billion including debt assumed. The terms of the agreement were unanimously approved by the Boards of Directors of both companies.

The transaction price represents a premium of 27% to The Pantry’s closing share price on December 16, 2014, the last trading day prior to public media reports that The Pantry, Inc. was exploring a potential transaction, and a premium of 39% to the 30-day average share price ending on December 16, 2014.

“We look forward to welcoming The Pantry, Inc. to the Couche-Tard family” said Brian P. Hannasch, Couche-Tard’s President and Chief Executive Officer. “The Pantry is an excellent company and is well positioned in the Southeastern and Gulf Coast regions of the U.S., two of the fastest growing areas of the U.S. With this transaction we will add more than 1,500 stores to our network which will position us as the definitive leader in this region and will reinforce our position as one of the largest convenience store operators in North America. We look forward to combining the capabilities of The Pantry team with Couche-Tard to enhance value for our shareholders. We strongly believe that our all-cash offer is compelling for The Pantry’s shareholders as it offers them the opportunity to realize full and immediate value for their investment.”

Dennis G. Hatchell, President and CEO of The Pantry, Inc. said “I am very proud of The Pantry employees and what they have accomplished. The company’s current performance is a direct result of the employees’ hard work and effort. Their work has clearly been recognized by the marketplace and by Couche-Tard, culminating in this transaction. This is an exciting combination of two strong companies that complement each other extremely well. Unlocking the strategic value of these combined firms will benefit the current Pantry shareholders and provide ongoing opportunities for most of our employees. I sincerely thank and appreciate each of the employees for their contributions to the success of this organization.”

Additional Information

The transaction is expected to close in the first half of 2015, subject to the approval of The Pantry shareholders and customary regulatory approvals. The transaction includes customary breakup fees. This all-cash transaction is expected to be financed by Couche-Tard’s available cash, existing credit facilities and a new term loan.

Faegre Baker Daniels LLP is acting as exclusive legal advisor to Alimentation Couche-Tard Inc. BofA Merrill Lynch is acting as exclusive financial advisor to The Pantry, Inc. Willkie Farr & Gallagher LLP and Smith Anderson are acting as legal advisors to The Pantry, Inc.

In connection with the proposed transaction, The Pantry intends to file a proxy statement and other relevant documents concerning the proposed transaction with the SEC. The Pantry will provide the full proxy statement to its stockholders. Investors and stockholders are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about the transaction. Investors and stockholders will be able to obtain a copy of the proxy statement as well as other filings containing information about The Pantry free of charge at the SEC’s Web Site at http://www.sec.gov. In addition, the proxy statement, the SEC filings that will be incorporated by reference in the proxy statement and the other documents filed with the SEC by The Pantry may be obtained free of charge from The Pantry’s Investor Relations page on its corporate website at http://www.thepantry.com.

The Pantry and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the stockholders of The Pantry. Information about the directors and executive officers of The Pantry is set forth in The Pantry’s Annual Report on Form 10-K for the year ended September 26, 2013, as amended on January 24, 2014, and the proxy statement on Schedule 14A for The Pantry’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on February 13, 2014. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

About Alimentation Couche-Tard

Couche-Tard is the leader in the Canadian convenience store industry. In the United States, it is the largest independent convenience store operator in terms of number of company-operated stores. In Europe, Couche-Tard is a leader in convenience store and road transportation fuel in Scandinavian and Baltic countries while it has a significant presence in Poland.

As of October 12, 2014, Couche-Tard’s network comprised 6,303 convenience stores throughout North America, including 4,851 stores with road transportation fuel dispensing. Its North-American network consists of 13 business units, including nine in the United States covering 40 states and four in Canada covering all ten provinces. More than 60,000 people are employed throughout its network and at the service offices in North America.

In Europe, Couche-Tard operates a broad retail network across Scandinavia (Norway, Sweden, Denmark), Poland, the Baltics (Estonia, Latvia, Lithuania) and Russia, which comprised 2,239 stores as of October 12, 2014, the majority of which offer road transportation fuel and convenience products while the others are unmanned automated service-stations which offer road transportation fuel only. The Corporation also offers other products, including stationary energy, marine fuel, aviation fuel, lubricants and chemicals. Couche-Tard operates key fuel terminals and fuel depots in eight countries. Including employees at Statoil branded franchise stations, about 17,500 people work in its retail network, terminals and service office across Europe.

In addition, under licensing agreements, about 4,600 stores are operated under the Circle K banner in 12 other countries worldwide (China, Guam, Honduras, Hong King, Indonesia, Japan, Macau, Malaysia, Mexico, the Philippines, Vietnam and the United Arab Emirates) which brings to more than 13,100 the number of sites in Couche-Tard’s network.

About The Pantry, Inc.

Headquartered in Cary, North Carolina, The Pantry, Inc. is a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country. As of December 18, 2014, the Company operated 1,512 stores in thirteen states under select banners, including Kangaroo Express®, its primary operating banner. The Pantry’s stores offer a broad selection of merchandise, as well as fuel and other ancillary services designed to appeal to the convenience needs of its customers.

Safe Harbor Statement

Statements made in this press release relating to future plans, events, or financial condition or performance are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of words such as “expect,” “plan,” “anticipate,” “intend,” “outlook,” “guidance,” “believes,” “should,” “target,” “goal,” “forecast,” “will,” “may” or words of similar meaning. Forward-looking statements are likely to address matters such as the companies’ respective or combined anticipated sales, expenses, margins, tax rates, capital expenditures, profits, cash flows, liquidity and debt levels, as well as their pricing and merchandising strategies and their anticipated impact and intentions with respect to acquisitions, the construction of new stores, including additional quick service restaurants, and the remodeling and addition of new equipment and products to existing stores. These forward-looking statements are based on the companies’ current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements.

The following factors, among others, could cause actual results and events to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain the required stockholder approval; (3) the inability to satisfy the other conditions specified in the merger agreement, including, without limitation, the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the merger agreement; (4) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (5) the outcome of any legal proceedings that may be instituted against the companies following announcement of the merger agreement and transactions contemplated therein; and (6) the possibility that the companies may be adversely affected by other economic, business, and/or competitive factors.

Any number of other factors could affect actual results and events, including, without limitation; the ability to enhance operating performance through in-store initiatives, store remodel programs and the addition of new equipment and products to existing stores; fluctuations in domestic and global petroleum and fuel markets; realizing expected benefits from fuel supply agreements; changes in the competitive landscape of the convenience store industry, including fuel stations and other non-traditional retailers located in the companies’ markets; the effect of national and regional economic conditions on the convenience store industry and the companies’ markets; the global financial crisis and uncertainty in global economic conditions; wholesale cost increases of, and tax increases on, tobacco products; the effect of regional weather conditions and climate change on customer traffic and spending; legal, technological, political and scientific developments regarding climate change; financial difficulties of suppliers, including the companies’ principal suppliers of fuel and merchandise, and their ability to continue to supply their stores; the companies’ financial leverage and debt covenants; a disruption of IT systems or a failure to protect sensitive customer, employee or vendor data; the ability to identify suitable acquisition targets and to take advantage of expected synergies in connection with acquisitions; the actual operating results of new or acquired stores; the ability to divest non-core assets; environmental risks associated with selling petroleum products; governmental laws and regulations, including those relating to the environment and the impact of mandated health care laws; and unanticipated legal and other expenses. These and other risk factors are discussed in Alimentation Couche-Tard Inc. and The Pantry, Inc.’s filings with securities authorities in Canada and the United States, respectively. While the companies may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so.

Media Contacts:

Alimentation Couche-Tard Inc.: Raymond Paré, 450-662-6632 ext. 4607

The Pantry, Inc.: Brandon Bryce (Largemouth Public Relations) 919-459-6451

Investor Contacts:

Alimentation Couche-Tard: Raymond Paré, 450-662-6632 ext. 4607

The Pantry, Inc.: B. Clyde Preslar, 919-774-6700